SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the nine months ended December 31, 2005 reported by Kubota Corporation (Thursday, February 2, 2006)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (THURSDAY, FEBRUARY 2, 2006)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2005 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 2, 2006 —Kubota Corporation reported its consolidated results of operations for the nine months ended December 31, 2005 today.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Nine months ended Dec. 31, 2005			% (*)	Nine months ended Dec. 31, 2004	% (*)	Year ended Mar. 31, 2005
Net sales	¥ $	740,509 [6,275,500	]	11.6	¥663,595	7.2	¥983,226
Operating income	¥ $	89,571 [759,076	]	24.8	¥71,767	360.8	¥92,299
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	113,424 [961,220	]	44.1	¥78,736	294.5	¥161,561
Net income	¥ $	65,270 [553,136	]	(4.8)	¥68,590	858.4	¥117,901
Net income per ADS (five common shares)
Basic	¥ $	250 [2.12	]		¥258		¥446
Diluted	¥ $	247 [2.09	]		¥251		¥434

Notes	1 :	(*) represents percentage change from the corresponding period in the prior year.
	2 :	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 30, 2005, of ¥118 =US$1, solely for convenience.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Dec. 31, 2005			Dec. 31, 2004	Mar. 31, 2005
Total assets	¥ $	1,354,982 [11,482,898	]	¥1,216,948	¥1,193,056
Shareholders’ equity	¥ $	584,720 [4,955,254	]	¥442,680	¥481,019
Ratio of shareholders’ equity to total assets		43.2%		36.4%	40.3%
Shareholders’ equity per ADS	¥ $	2,236 [18.95	]	¥1,689	¥1,850

Note :	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 30, 2005, of ¥118=US$1, solely for convenience.

Kubota Corporation

and Subsidiaries

(3)	123 subsidiaries are consolidated, and 25 affiliated companies are accounted for under the equity method.

(4)	The number of newly consolidated companies during the period	:5
	The number of companies newly excluded from consolidated subsidiaries during the period	:3

	The number of newly affiliated companies during the period	:1
	The number of companies newly excluded from affiliated companies during the period	:5

(5)	Financial outlook

The Company has revised the consolidated and non-consolidated (parent company only) financial forecasts for the year ending March 31, 2006 as follows:

Net sales for the year ending March 31, 2006 are forecasted to be ¥1,060.0 billion, an increase of ¥20.0 billion from the previous forecasts on November 4, 2005, reflecting a continuing increase of overseas sales in Internal Combustion Engine and Machinery and a steady increase of sales in Pipes, Valves, and Industrial Castings. Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies is forecasted to be ¥136.0 billion, an increase of ¥4.0 billion from the previous forecasts and net income is expected to be ¥77.0 billion, an increase of ¥2.0 billion from the previous forecasts.

(Consolidation)	(In millions of yen)

	Net sales	Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	Net income
Forecasts (released on November 4, 2005)	1,040,000	132,000	75,000
Revised forecasts	1,060,000	136,000	77,000
Change	20,000	4,000	2,000
(%)	2%	3%	3%
Comparable prior year (Year ended March 31, 2005)	983,226	161,561	117,901

Basic net income per ADS for the year ending March 31, 2006 is anticipated to be ¥294.

(Non-consolidaion)	(In millions of yen)

	Net sales	Ordinary income	Net income
Forecasts (released on November 4, 2005)	689,000	64,000	40,000
Revised forecasts	699,000	70,000	44,000
Change	10,000	6,000	4,000
(%)	1%	9%	10%
Comparable prior year (Year ended March 31, 2005)	675,431	64,733	43,186

Basic net income per ADS for the year ending March 31, 2006 is anticipated to be ¥168.

Note :	Basic net income per ADS for the year ending March 31, 2006 was calculated by the number of shares outstanding as of December 31, 2005.

Kubota Corporation

and Subsidiaries

<Results of Operations>

During the nine months under review, net sales were ¥740.5 billion, an 11.6% increase from the corresponding period in the prior year.

In the domestic market, sales in Internal Combustion Engine and Machinery, Pipes, Valves, and Industrial Castings and Environmental Engineering increased. In Internal Combustion Engine and Machinery, sales of farm equipment and engines as well as construction machinery increased. Especially, sales of engines for manufacturers of construction and industrial machinery increased sharply. In Pipes, Valves, and Industrial Castings, sales of plastic pipes increased favorably due to the effect of business integration. In addition, sales of industrial castings increased largely from the corresponding period in the prior year due to brisk capital expenditures of the steel industries and the energy industries. In Environmental Engineering, sales of Water & Sewage Engineering division and Waste Engineering division expanded. In Other segment, sales decreased resulting from a sale of a subsidiary at the beginning of this fiscal year, although sales of vending machines and electronic equipped machinery increased. As a result, total domestic sales were ¥419.5 billion, a 4.5% increase from the corresponding period in the prior year.

In overseas market, sales in Internal Combustion Engine and Machinery increased sharply from the corresponding period in the prior year. The sales of tractors in the North American market maintained steady growth and sales in Europe rose due to an introduction of new models. Sales of tractors in Asia, notably in Thailand, expanded sharply. Sales of construction machinery increased considerably due to growing worldwide demand as well as increasing market-share. Sales of engines also grew largely in North America and Europe. Sales in Pipes, Valves, and Industrial Castings also increased due to an increase in sales of ductile iron pipes and industrial castings. As a result, total overseas sales were ¥321.0 billion, a 22.4% increase from the corresponding period in the prior year.

Operating income was ¥89.6 billion, a 24.8% increase from the prior corresponding period. Although higher prices of raw materials negatively impacted operating income, the Company achieved increased operating income due to increased sales primarily from the Internal Combustion Engine and Machinery segment, a reduction of costs for the public works related business and a decrease in pension costs.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥113.4 billion, a 44.1% increase from the corresponding period in the prior year due to an increase in operating income and other income. Other income increased due to the gain on nonmanetary exchange of securities of UFJ Holding Inc. (¥15.9 billion), which was related to merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holding Inc.

Net income was ¥65.3 billion, a 4.8% decrease from the corresponding period in the prior year. The primary reason for the decrease of net income was a much less amount of income tax of the corresponding period in the prior year, which was resulted from the deductibility of the historical impairment losses and net operating losses related to the sales and dissolution of the subsidiaries.

As for the matter related to the health hazard of asbestos, the Company had paid consolation payments to the patients and the family members of the deceased near the former Kanzaki plant, who are suffering from or died of mesothelioma based on the policy in “Notice on the Company’s action for the health hazard of asbestos”, which was released on June 30, 2005. Moreover, in “Notice on the Company’s actions for the health hazard of asbestos near the former Kanzaki plant” released on December 26, 2005, the Company expressed that the Company intended to consider further actions in place of the current consolation payment system. The Company has not recorded any accrual of loss contingencies related to this matter so far because it is difficult for the Company to reasonably estimate the amount of the expenses related to this matter at this time.

Kubota Corporation

and Subsidiaries

<Financial Position>

(Comparison with the end of the corresponding period in the prior year)

Total assets at the end of December 2005 amounted to ¥1,355.0 billion, an increase of ¥138.0 billion (11.3%) from the end of the corresponding period in the prior year. As for assets, favorable sales brought an increase in current assets such as trade account receivables and short-term finance receivables. Additionally, investments and long-term finance receivables increased largely because of an increase in market value of securities. Property, plant and equipment also increased. However other assets decreased mainly due to a decrease in long-term deferred tax assets resulted from the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government. Total Liabilities decreased because the long-term liabilities decreased substantially while current liabilities increased. As for current liabilities, current portion of long-term debt decreased owing to redemption of bonds while trade account payable increased. As for long-term liabilities, long-term deferred tax liabilities increased because of an increase in market value of securities. Long-term debt also increased. On the other hand, accrued retirement and pension costs decreased due to the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government. Shareholders’ equity substantially increased due to partial conversion from convertible bonds to common stock, recorded net income and an increase in accumulated other comprehensive income mainly resulted from an increase of unrealized gains on securities.

(Comparison with the prior year end)

Total assets increased ¥161.9 billion (13.6%) compared with those at the end of March 2005. As for assets, favorable sales brought an increase in current assets, investments and long-term finance receivables while other assets decreased. As for liabilities, total liabilities increased in spite of a decrease in current liabilities because long-term liabilities increased due to an increase of long-term deferred tax liabilities. Total balance of interest-bearing debt was ¥318.7 billion, an increase of ¥14.5 billion from the prior year end resulted from expansion of financing, which is related to an increase in short and long-term finance receivables. Interest-bearing debt excluding the debt related to sales financing programs was ¥114.4 billion, a decrease of ¥43.8 billion from the prior year end. Shareholders’ equity substantially increased due to recorded net income and an increase in accumulated other comprehensive income mainly resulted from an increase of unrealized gains on securities. Shareholders’ equity ratio was 43.2%, 2.9 percentage points higher than that ratio at the prior year end.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Nine months ended Dec. 31, 2005		Nine months ended Dec. 31, 2004		Change		Year ended Mar. 31, 2005
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	740,509	100.0	663,595	100.0	76,914	11.6	983,226	100.0
Cost of sales	525,071	70.9	475,472	71.7	49,599	10.4	713,312	72.5
Selling, general, and administrative expenses	122,685	16.6	122,882	18.5	(197)	(0.2)	181,727	18.5
Loss (gain) from disposal and impairment of business and fixed assets	3,182	0.4	(6,526)	(1.0)	9,708	—	(4,112)	(0.4)

Operating income	89,571	12.1	71,767	10.8	17,804	24.8	92,299	9.4

Other income (expenses):
Interest and dividend income	10,486		6,953		3,533		9,488
Interest expense	(4,785)		(3,160)		(1,625)		(4,699)
Gain on sales of securities-net	2,082		612		1,470		1,604
Gain on nonmonetary exchange of securities	15,901		—		15,901		—
Foreign exchange gains (losses)	(615)		1,859		(2,474)		3,597
Subsidy from the government	—		—		—		58,571
Other-net	784		705		79		701

Other income, net	23,853		6,969		16,884		69,262

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	113,424	15.3	78,736	11.9	34,688	44.1	161,561	16.4

Income taxes	45,531		8,910		36,621		42,542

Minority interests in earnings of subsidiaries	4,481		3,098		1,383		3,442

Equity in net income of affiliated companies	1,858		1,862		(4)		2,324

Net income	65,270	8.8	68,590	10.3	(3,320)	(4.8)	117,901	12.0

							(In yen)
Basic earnings per ADS (five common shares):	250		258				446

Diluted earnings per ADS (five common shares):	247		251				434

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets					(In millions of yen)
	Dec. 31, 2005		Dec. 31, 2004		Change	Mar. 31, 2005
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	87,343		79,055		8,288	74,563
Notes and accounts receivable	279,407		266,477		12,930	318,598
Short-term finance receivables-net	59,988		40,632		19,356	50,921
Inventories	183,535		175,901		7,634	155,146
Other current assets	116,164		92,493		23,671	76,143

Total current assets	726,437	53.6	654,558	53.8	71,879	675,371	56.6
Investments and long-term finance receivables	362,522	26.8	252,696	20.8	109,826	239,512	20.1
Property, plant, and equipment	222,917	16.4	219,225	18.0	3,692	219,750	18.4
Other assets	43,106	3.2	90,469	7.4	(47,363)	58,423	4.9

Total	1,354,982	100.0	1,216,948	100.0	138,034	1,193,056	100.0

Liabilities and Shareholders’ Equity				(In millions of yen)
	Dec. 31, 2005		Dec. 31, 2004		Change	Mar. 31, 2005
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	132,110		125,571		6,539	119,802
Notes and accounts payable	228,902		205,473		23,429	217,042
Other current liabilities	114,583		98,861		15,722	100,324
Current portion of long-term debt	27,658		70,903		(43,245)	66,877

Total current liabilities	503,253	37.1	500,808	41.1	2,445	504,045	42.3

Long-term liabilities:
Long-term debt	158,927		115,594		43,333	117,488
Accrued retirement and pension costs	55,984		133,584		(77,600)	65,836
Other long-term liabilities	23,684		2,741		20,943	3,093

Total long-term liabilities	238,595	17.6	251,919	20.7	(13,324)	186,417	15.6

Minority interests	28,414	2.1	21,541	1.8	6,873	21,575	1.8

Shareholders’ equity:
Common stock	84,070		78,156		5,914	78,156
Additional paid-in capital	93,150		87,263		5,887	87,263
Legal reserve	19,539		19,539		—	19,539
Retained earnings	322,741		240,876		81,865	290,187
Accumulated other comprehensive income	73,101		32,818		40,283	27,507
Treasury stock	(7,881)		(15,972)		8,091	(21,633)

Total shareholders’ equity	584,720	43.2	442,680	36.4	142,040	481,019	40.3

Total	1,354,982	100.0	1,216,948	100.0	138,034	1,193,056	100.0

Kubota Corporation

and Subsidiaries

Consolidated Segment Information by Industry Segment

(Unaudited)

Nine months ended Dec. 31, 2005	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	503,477	138,163	36,240	62,629	740,509	—	740,509
Intersegment	24	952	81	10,602	11,659	(11,659)	—
Total	503,501	139,115	36,321	73,231	752,168	(11,659)	740,509
Cost of sales and operating expenses	419,544	124,669	39,153	71,947	655,313	(4,375)	650,938
Operating income (loss)	83,957	14,446	(2,832)	1,284	96,855	(7,284)	89,571

Nine months ended Dec. 31, 2004	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	439,740	119,728	31,874	72,253	663,595	—	663,595
Intersegment	77	5,143	139	11,857	17,216	(17,216)	—
Total	439,817	124,871	32,013	84,110	680,811	(17,216)	663,595
Cost of sales and operating expenses	376,432	115,964	33,960	74,337	600,693	(8,865)	591,828
Operating income (loss)	63,385	8,907	(1,947)	9,773	80,118	(8,351)	71,767

Year ended Mar. 31, 2005	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	582,664	170,629	117,633	112,300	983,226	—	983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—
Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226
Cost of sales and operating expenses	503,596	167,391	112,167	117,848	901,002	(10,075)	890,927
Operating income	79,156	11,475	5,715	9,408	105,754	(13,455)	92,299

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 30, 2005, of ¥118 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	123 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota-C.I. Co., Ltd.
Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Environmental Service Co., Ltd.
Kubota Maison Co., Ltd.
	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	25 affiliated companies are accounted for under the equity method.

Major affiliated companies :	Domestic	17 sales companies of farm equipment
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

1	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in 2.

2	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	In the consolidated balance sheet of the nine months ended December 31, 2004, the Company classified retail finance receivables as “Short-term finance receivables” and “Investments and long-term finance receivables”.

Based on concerns raised afterwards by the staff of the Securities and Exchange Commission (“SEC”), the Company reconsidered the classification of finance receivables. Consequently, from the consolidated financial statements for the year ended March 31, 2005, the Company has classified the current position of retail finance receivables to customers of Company-owned dealers as “Notes and accounts receivable” and the long-term portion as “Other assets”.

The reclassification has been made to the presentation of balance sheet of the nine months ended December 31, 2004 in conformity with the presentation of the nine months under review.

7.	The consolidated financial reports for the year ended March 31, 2005 and the nine months ended December 31, 2004 have been reclassified to conform to the presentation for the nine months ended December 31, 2005.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Product Group

(Unaudited)

							(In millions of yen)
	Nine months ended Dec. 31, 2005		Nine months ended Dec. 31, 2004		Change		Year ended Mar. 31, 2005
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	441,453	59.6	393,532	59.3	47,921	12.2	519,428	52.8
Domestic	182,255		172,779		9,476	5.5	232,074
Overseas	259,198		220,753		38,445	17.4	287,354
Construction Machinery	62,024	8.4	46,208	7.0	15,816	34.2	63,236	6.5
Domestic	19,592		18,010		1,582	8.8	24,923
Overseas	42,432		28,198		14,234	50.5	38,313
Internal Combustion Engine & Machinery	503,477	68.0	439,740	66.3	63,737	14.5	582,664	59.3
Domestic	201,847	27.3	190,789	28.8	11,058	5.8	256,997	26.2
Overseas	301,630	40.7	248,951	37.5	52,679	21.2	325,667	33.1
Pipes and Valves	108,539	14.7	96,663	14.5	11,876	12.3	136,622	13.9
Domestic	103,568		94,189		9,379	10.0	132,755
Overseas	4,971		2,474		2,497	100.9	3,867
Industrial Castings	29,624	4.0	23,065	3.5	6,559	28.4	34,007	3.4
Domestic	19,216		14,808		4,408	29.8	22,723
Overseas	10,408		8,257		2,151	26.1	11,284
Pipes, Valves & Industrial Castings	138,163	18.7	119,728	18.0	18,435	15.4	170,629	17.3
Domestic	122,784	16.6	108,997	16.4	13,787	12.6	155,478	15.8
Overseas	15,379	2.1	10,731	1.6	4,648	43.3	15,151	1.5
Environmental Engineering	36,240	4.9	31,874	4.8	4,366	13.7	117,633	12.0
Domestic	32,635	4.4	29,996	4.5	2,639	8.8	113,875	11.6
Overseas	3,605	0.5	1,878	0.3	1,727	92.0	3,758	0.4
Building Materials and Housing	10,669	1.4	17,800	2.7	(7,131)	(40.1)	24,874	2.5
Domestic	10,669		17,800		(7,131)	(40.1)	24,874
Other	51,960	7.0	54,453	8.2	(2,493)	(4.6)	87,426	8.9
Domestic	51,598		53,798		(2,200)	(4.1)	86,678
Overseas	362		655		(293)	(44.7)	748
Other	62,629	8.4	72,253	10.9	(9,624)	(13.3)	112,300	11.4
Domestic	62,267	8.4	71,598	10.8	(9,331)	(13.0)	111,552	11.3
Overseas	362	0.0	655	0.1	(293)	(44.7)	748	0.1
Total	740,509	100.0	663,595	100.0	76,914	11.6	983,226	100.0
Domestic	419,533	56.7	401,380	60.5	18,153	4.5	637,902	64.9
Overseas	320,976	43.3	262,215	39.5	58,761	22.4	345,324	35.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: March 1, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department